Exhibit 99.3

Review Report

To the Board of Directors of Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of consolidated unaudited financial results (‘the Statement’) of Dr. Reddy’s Laboratories Limited (“the Company”), its subsidiaries and joint ventures (collectively referred to as the “Group”) for the quarter and nine months ended 31 December 2015, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors in their meeting held on 9 February 2016. Our responsibility is to issue a report on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of the Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

The Statement includes the results of the following entities:

1.	Aurigene Discovery Technologies (Malaysia) SDN BHD
2.	Aurigene Discovery Technologies Inc.
3.	Aurigene Discovery Technologies Limited
4.	beta Institut gemeinnützige GmbH
5.	betapharm Arzneimittel GmbH
6.	Cheminor Investments Limited
7.	Chirotech Technology Limited
8.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
9.	Dr. Reddy’s Laboratories (Proprietary) Limited
10.	Dr. Reddy’s Laboratories Inc.
11.	Dr. Reddy’s SRL
12.	Dr. Reddy’s Bio-Sciences Limited
13.	Dr. Reddy’s New Zealand Ltd.
14.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
15.	Dr. Reddy’s Laboratories (EU) Limited
16.	Dr. Reddy’s Laboratories (UK) Limited
17.	Dr. Reddy’s Laboratories Louisiana LLC
18.	Dr. Reddy’s Laboratories SA
19.	Dr. Reddy’s Laboratories International SA
20.	Dr. Reddy’s Laboratories Tennessee, LLC
21.	Dr. Reddy’s Laboratories Romania SRL
22.	Dr. Reddy’s Pharma SEZ Limited
23.	Dr. Reddy’s Venezuela, C.A.
24.	DRL Impex Limited
25.	Eurobridge Consulting B.V.
26.	Industrias Quimicas Falcon de Mexico, S.A. de C.V.
27.	Idea2Enterprises (India) Pvt. Limited
28.	Lacock Holdings Limited
29.	OOO Dr. Reddy’s Laboratories Limited
30.	OOO DRS LLC

Review report on unaudited consolidated financial results (continued)

31.	Promius Pharma LLC
32.	Reddy Antilles N.V
33.	Reddy Cheminor S.A.
34.	Reddy Holding GmbH
35.	Reddy Netherlands B.V.
36.	Reddy Pharma Iberia SA
37.	Reddy Pharma Italia S.p.A
38.	Dr. Reddy’s Laboratories New York, Inc.
39.	Dr. Reddy’s Laboratories LLC, Ukraine
40.	DRANU LLC
41.	OctoPlus B.V.
42.	OctoPlus Development B.V.
43.	OctoPlus Technologies B.V.
44.	OctoShare B.V.
45.	OctoPlus Sciences B.V.
46.	OctoPlus PolyActive Sciences B.V.
47.	Chienna B.V.
48.	Dr. Reddy’s Laboratories Canada Inc.
49.	Dr. Reddy’s Singapore PTE. LTD
50.	Dr. Reddy’s Laboratories SAS
51.	Dr. Reddy’s Laboratories Japan K.K.
52.	Reddy Pharma SAS
53.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)
54.	DRSS Solar Power Private Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)
55.	DRES Energy Private Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of consolidated unaudited financial results for the quarter and nine months ended 31 December 2015, prepared in accordance with applicable International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS), has not disclosed the information required to be disclosed in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, including the manner in which it is to be disclosed, or that it contains any material misstatement.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Place : Hyderabad

Date  : 9 February 2016

Unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2015 prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Nine months ended		Year ended

Sl. No.	Particulars	31.12.2015	30.09.2015	31.12.2014	31.12.2015	31.12.2014	31.03.2015

		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Net Income from Sales and Services	39,679	39,889	38,431	117,146	109,485	148,189
2	Cost of Sales and Services
	a) (Increase) / decrease in stock-in-trade and work-in-progress	98	(947)	(1,270)	(1,900)	(3,201)	(556)
	b) Consumption of raw materials	5,644	6,188	8,064	17,589	22,314	28,097
	c) Purchase of traded goods	3,071	2,887	2,823	9,158	6,797	9,265
	d) Other expenditure	7,276	7,293	6,462	21,294	19,393	25,980
3	Gross Profit (1 - 2)	23,590	24,468	22,352	71,005	64,182	85,403
4	Selling, General and Administrative expenses	12,039	11,058	11,151	34,070	32,503	42,585
5	Research and Development expenses	4,095	4,473	4,316	12,955	12,304	17,449
6	Other (income) / expense, net	(122)	(320)	(341)	(567)	(791)	(917)
7	Operating profit (3) - (4 + 5 + 6)	7,578	9,257	7,226	24,547	20,166	26,286
8	Finance (expense) / income, net	(62)	(216)	1,013	(62)	1,915	1,682
9	Share of profit of equity accounted affiliate, net of income taxes	64	57	47	170	151	195
10	Profit before tax (7 + 8 + 9)	7,580	9,098	8,286	24,655	22,232	28,163
11	Tax expense	1,788	1,880	2,541	5,388	5,242	5,984
12	Net Profit after tax (10 - 11)	5,792	7,218	5,745	19,267	16,990	22,179
13	Extra-ordinary items (net of tax expense)	-	-	-	-	-	-
14	Net Profit for the period / year (12 - 13)	5,792	7,218	5,745	19,267	16,990	22,179
15	Net Profit attributable to:
	- Equity holders of the Company	5,792	7,218	5,745	19,267	16,990	22,179
	- Non-controlling interest	-	-	-	-	-	-
16	Paid-up equity share capital (Face value of Rs. 5/- each)	853	853	852	853	852	852
17	Securities premium, retained earnings, share based payment reserve and other components of equity						110,450
18	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	33.95	42.32	33.72	112.99	99.77	130.22
	- Diluted	33.86	42.20	33.61	112.63	99.42	129.75
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

19	Details of items exceeding 10% of total expenditure
	- Employee cost	7,893	7,870	7,197	23,265	21,673	28,967

Segment reporting (Consolidated)

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Nine months ended		Year ended

Sl. No.	Particulars	31.12.2015	30.09.2015	31.12.2014	31.12.2015	31.12.2014	31.03.2015

		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	6,334	7,416	7,994	20,568	23,642	32,360
	b) Global Generics	33,558	32,768	31,335	97,287	88,681	119,397
	c) Proprietary Products	654	663	743	2,014	1,872	2,172
	d) Others	385	540	241	1,231	890	1,164
	Total	40,931	41,387	40,313	121,100	115,085	155,093
	Less: Inter-segment revenue	1,252	1,498	1,882	3,954	5,600	6,904
	Net Revenue from operations	39,679	39,889	38,431	117,146	109,485	148,189

2	Segment results:
	Gross Profit from each segment
	a) Pharmaceutical Services and Active Ingredients	886	1,526	1,050	3,744	3,996	5,709
	b) Global Generics	22,017	22,058	20,572	64,992	58,333	77,569
	c) Proprietary Products	546	561	631	1,684	1,588	1,796
	d) Others	141	323	99	585	265	329
	Total	23,590	24,468	22,352	71,005	64,182	85,403
	Less: Other un-allocable expenditure, net of other income	16,010	15,370	14,066	46,350	41,950	57,240
	Total profit before tax	7,580	9,098	8,286	24,655	22,232	28,163

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at Cost. Commencing 1 April 2015, there has been a change in the monitoring of performance of one product from Global Generics to Proprietary Products. Consequently, revenues and gross profit from such product for the previous periods have been reclassified to conform to such change.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015.

The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016.

2.

The economic conditions in Venezuela continue to deteriorate, further increasing the risk of currency devaluation. The Company is evaluating its current arrangements with the Government of Venezuela to facilitate the payments related to importation of pharmaceutical products at the CENCOEX preferential rate of 6.3 VEF per USD. The Company continues to translate certain monetary assets and liabilities of its Venezuelan subsidiary at preferential rate of 6.3 VEF per USD. Balance monetary assets and liabilities that may not qualify for such preferential rate were translated by the Company using SIMADI rate (VEF 198.5 per USD as of 31 December 2015). Consequently, foreign exchange loss of Rs. 637 millions and Rs. 776 millions were recorded under finance expenses for the quarter and nine months ended 31 December 2015, respectively. The Company will fully consider all the developments, facts and circumstances during the three months ending 31 March 2016 in evaluating the appropriate translation rate to be applied. If the facts and circumstances support a conclusion that the CENCOEX rate is no longer appropriate, it could have a significant impact on the consolidated financial statements of the Company.

3.

The unaudited results have been reviewed by the Audit Committee of the Board on 8 February 2016 and approved by the Board of Directors of the Company at their meeting held on 9 February 2016. The above financial results have been prepared from the consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

4.

On 6 November 2015, the Securities and Exchange Board of India (SEBI) relaxed the requirement of Regulations 33(1) (c) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 for the quarter ending 31 December 2015 and quarter and financial year ending 31 March 2016 for all such listed entities which had exercised the option of preparing consolidated financial statements under IFRS for the earlier quarters of FY 2015-16. The Company had earlier availed the option of publishing consolidated financial results under IFRS as per the circular dated 5 April 2010 and continues to do so for the quarter ending 31 December 2015 pursuant to the relaxation provided by the aforesaid 6 November 2015 circular.

5.

The results for the quarter and nine months ended 31 December 2015 have been subjected to a “Limited Review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

6.	Unaudited financial results of Dr. Reddy’s Laboratories Limited (Standalone Information) prepared as per IGAAP

All amounts in Indian Rupees millions, except share data and where otherwise stated

	Quarter ended			Nine months ended		Year ended

Particulars	31.12.2015	30.09.2015	31.12.2014	31.12.2015	31.12.2014	31.03.2015

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Total income from operations	24,286	28,964	21,509	78,509	73,222	100,110
Profit from ordinary activities before tax	2,806	7,973	751	16,676	13,720	20,599
Profit from ordinary activities after tax	2,368	6,475	716	13,602	11,079	16,794

Note:

The unaudited standalone financial results for the quarter and nine months ended 31 December 2015 are available on the Stock Exchange’s website: www.bseindia.com and www.nseindia.com and also on the Company’s website: www.drreddys.com.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place:	Hyderabad	G V Prasad

Date:	9 February 2016	Co-Chairman & Chief Executive Officer